Filing pursuant to Rule 425 under

the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: Pfizer Inc.

Commission File Number: 001-03619

Date: December 1, 2015

Date:	December 1, 2015
To:	All Employees
Re:	Brent Saunders Discusses Pfizer + Allergan Combination on CNBC’s Mad Money

Last evening, Brent Saunders appeared on CNBC’s business television program Mad Money with Jim Cramer. In the feature interview, Brent discussed some of the many benefits of our proposed combination with Pfizer, including our complementary commitments to R&D, strong global footprints and world-class portfolios in key therapeutic categories.

Click here to watch the full interview. For more Company news, we invite you to follow us on Twitter @Allergan.

Mad Money: Brent Saunders Interview

November 30, 2015

CNBC

Jim Cramer: Last week we learned that the much-discussed Allergan/Pfizer merger is really happening. With owners of Allergan getting 11.3 shares of Pfizer, for every 1 share of Allergan. Even though I think this is a very smart deal—Charitable Trust owns Allergan—one that will give Pfizer a tremendous pipeline of new drugs along with a lower Irish corporate tax rate, the market initially seemed pretty skeptical. Allergan’s stock initially selling off as investors wonder what’s in this for them, since then Allergan rebounded but there’s still a lot questions how this transaction will reward the company’s shareholders given that Allergan has so much going for it on its own. Stock got hammered today down nearly 6 bucks. However, I think we’ve got to remember that Allergan CEO, Brent Saunders, has done a tremendous job creating value and wouldn’t have agreed to do this deal if he didn’t think it was a good one. Let’s go straight to the source and check in with Brent Saunders, the bankable President and CEO of Allergan in order to get a sense what his company’s future looks like after being bought by Pfizer or merging with Pfizer, depending how you feel. Mr. Saunders, welcome back to “mad money.” Good to see you Brent.

Brent Saunders: Thanks for having me.

Cramer: Have a seat. I have to tell you, tremendous respect for what you put together, mostly because you made a fortune for people. My first reaction was like I want Brent and I want Pfizer, Brent gets me to 400, because he has traced out an amazing vision for Allergan, particularly when the balance sheet gets better from the Teva money or a prop 7 acquisition of your own. Why do I like this deal more than Brent Allergan?

Saunders: I think this a great opportunity for our shareholders. The way I like to think about it, it is taking our growth pharma engine and putting it on a larger chassis called Pfizer. And look, we could have gotten into 400 on our own but this takes us well beyond that for the foreseeable future. And so the deep pipeline of Pfizer, the combination of the global footprint and the strength in areas like immuno-oncology and vaccines makes this a powerhouse in biopharmaceuticals.

Cramer: At the same time, your franchises, aesthetic, dermatological, GI, women’s health, neurology, unassailable franchises. Why would I get excited about Pfizer’s vaccine business or anti-cancer business when I see such great growth and, by the way, I see the incredible, you know, the proposals that you do about the way you grow pharmaceuticals, so different from traditional Pfizer.

Saunders: Yeah, but look, Ian Read the last four years has done a remarkable job of transforming Pfizer. He has done things like the Zoetis spinoff, Capsugel, he has really revamped their entire R&D approach and very productive looking at immuno-oncology vaccines, rare diseases, and when you think about it from an Allergan shareholder perspective, you get these great franchises, in eye care, aesthetics, GI, and now you merge them with leading franchises in CNS and immuno-oncology, one of the hottest areas in pharmaceuticals, rare diseases and vaccines. Now you have all the top growth markets, not just a few of them but all of them.

Cramer: Does he embrace open sciences, which you have made us feel is such a difference maker for Allergan?

Saunders: He does. And what makes our open science model even more formidable in this combination is you get really strong discovery capabilities with a mindset of open science. In fact, Pfizer announced today with Heptares for some really interesting early molecules, they are doing open science already.

Cramer: Now, let’s look at what you get if you own shares. you get a pretty big chunk, 44% of the company, even though the earnings before interest, taxes, depreciation and amortization is not nearly as big as Pfizer, in that way, you did pretty good for shareholders.

Saunders: Well I think it’s a great deal for our shareholders, you get some rough numbers, 44% ownership in the pro-forma company. You contribute roughly about 25% of the revenue. And roughly around 30% of the earnings before interest and tax and amortization.

Cramer: Okay. Well we have the possibility, you look at what they did with Zoetis, Pfizer has a history of creating value within value, Pfizer made another acquisition on its own, you’ve made acquisitions, could there be multiple companies buried within where lots of value could be brought out?

Saunders: Absolutely. I think that’s one of the future options for more value creation. You have an innovative business combined with Allergan that now is, I think, the most exciting dynamic biopharmaceutical company in the world, for all the reasons we just discussed. You have an established products division that really is like a consumer company around the world, sounding branding generics, in 2018, we will make a decision around splitting those and if we do, what another opportunity to create value for shareholders.

Cramer: Cash flow?

Saunders: Cash flow, very strong, talking about $25 billion roughly in 2018.

Cramer: Possibility, I know the board has to decide that Pfizer’s dividend could always be boosted, tremendous — some of that tremendous cap space.

Saunders: Absolutely, they have been very committed to the dividend. If you look at the track record under Ian Read they consistently have increased that dividend year-over-year, I expect the dividend policy to mainly stay intact. Obviously, a question for the board of directors but should stay intact.

Cramer: One point, I was hoping when you got that 40 billion in you could take a look at a giant biotech that is underperforming and maybe buy that, that has to be off the table.

Saunders: We did look at that.

Cramer: You did?

Saunders: We looked at what else could we do, actionability aside, whether we could have done it or not, somebody would have agreed. I believe strongly that the innovative business, combining Allergan with the innovative business of pharma is the best marriage for Allergan shareholders versus doing some other deal. This becomes a powerhouse of innovation in the biopharmaceuticals.

Cramer: Some people have told me the reason why Brent had to do that is because in a political environment, charged environment, he can no longer raise prices and do the things that he was doing with — before Allergan and that game’s over so he gave up.

Saunders: No, absolutely not. Nothing wrong with our business. Nothing wrong with the business model. And nothing wrong with the environment, we were always responsible price takers. You and I talked about the social contract.

Cramer: Many times.

Saunders: We believe we had.

Cramer: Although you can and did have the right to raise Botox because that is not part of the social contract.

Saunders: It’s the best deal in medicine.

Cramer: Botox, in a totally cosmetic way, you had every right to raise prices, I know you have and have been taking share, I believe, from Valeant because of the problems at Valeant.

Saunders: Absolutely. And look, we have been responsible price takers, Botox therapeutically is the best deal in medicine, aesthetically, priced the same, so we are very cautious about raising price there because consumers pay out of pocket.

Cramer: Now, last thing, is Brent Saunders gonna stay?

Saunders: Absolutely. And not only am I staying, but all the reports around the kind of money that I may make and whatnot, I’m rolling all my stock into Pfizer stock, not cashing out one share or one option. I’m all-in ‘cause I’m a believer.

Cramer: Alright there you go. That’s Brent Saunders, President and CEO of Allergan. Charitable Trust owns it. We are holding it. Count me a believer too.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Allergan plc (“Allergan”) and Pfizer Inc. (“Pfizer”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Allergan and Pfizer that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Allergan and Pfizer plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ALLERGAN AND PFIZER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLERGAN, PFIZER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Allergan and Pfizer through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488 and will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917.

PARTICIPANTS IN THE SOLICITATION

Allergan, Pfizer and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Allergan and Pfizer in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s anticipated future events, estimated or anticipated future results, or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “out-look”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other similar words, phrases or expressions or the negatives thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Allergan’s, Pfizer’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, Pfizer’s business and risks associated with business combination transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the proposed transaction; subsequent integration of Allergan and Pfizer and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the transaction), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Pfizer shareholder approvals; the risk that a condition to closing of the proposed transaction may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Allergan’s and Pfizer’s products; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s and Pfizer’s products; difficulties or delays in manufacturing; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; costs and efforts to defend or enforce intellectual property rights; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and Pfizer’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that Allergan is a foreign corporation for U.S. federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

Applicability of the Irish Takeover Rules

As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Allergan accept responsibility for the information contained in this communication relating to Allergan and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Allergan (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan Limited (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for Allergan and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than Allergan for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to any matter referred to herein.

Morgan Stanley & Co. LLC acting through its affiliate, Morgan Stanley & Co. International plc, is financial advisor to Allergan and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. LLC, Morgan Stanley & Co. International plc, each of their affiliates and each of their and their affiliates’ respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Allergan for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.